United States securities and exchange commission logo





                    June 4, 2021

       Everett M. Dickson
       Chief Executive Officer
       Aureus, Inc.
       One Glenlake Parkway #650
       Atlanta, GA 30328

                                                        Re: Aureus, Inc.
                                                            Registration
Statement on Form 10-12G
                                                            Filed April 6, 2021
                                                            File No. 000-55398

       Dear Mr. Dickson:

               We issued comments to you on the above captioned filing on May 3, 2021. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by June 18, 2021.

               If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              Please contact Jennifer Angelini at 202-551-3045 or Jay Ingram at 202-551-3397 with any questions.




                    Sincerely,


                    Division of Corporation Finance

                    Office of Manufacturing
       cc:                                              Philip Magri